Chanson International Holding

September 20, 2021

Via Edgar

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Chanson International Holding
Amendment No. 2 to Registration Statement on Form F-1
Filed August 27, 2021
File No. 333-254909

Dear Mr. Ingram:

This letter is in response to the letter dated September 8, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Chanson International Holding (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (“Amended Registration Statement No. 3”) is being filed to accompany this letter.

Prospectus Cover Page, page i

1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comments, we revised our disclosure on the prospectus cover page and pages 1 and 6 of Amended Registration Statement No. 3 to (i) disclose that we are not a Chinese operating company but a Cayman Islands holding company with operations conducted by our subsidiaries in China and the U.S. and through contractual arrangements with our VIEs in China and that this structure involves unique risks to investors, (ii) explain that the VIE structure is used to replicate foreign investment in Chinese-based companies but Chinese law does not prohibit direct foreign investment in our VIEs, and (iii) disclose that investors may never directly hold equity interests in our VIEs.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comments, we revised our disclosure on the prospectus cover page and page 6 of Amended Registration Statement No. 3 to disclose the legal and operational risks associated with having the majority of our operations in China.

3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

In response to the Staff’s comments, we revised our disclosure throughout Amended Registration Statement No. 3 to make it clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

Prospectus Summary, page 1

4. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

In response to the Staff’s comments, we revised our disclosure on pages 1, 2, 3, 4, 5, and 6 of Amended Registration Statement No. 3.

5. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, we revised our disclosure on pages 9, 30, and 31 of Amended Registration Statement No. 3 to describe the risks that having the majority of our operations in China poses to investors.

6. Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

In response to the Staff’s comments, we revised our disclosure on pages 10 and 31 of Amended Registration Statement No. 3 to clarify that (i) we are currently not required to obtain permission from any of the PRC authorities to operate and issue our Class A ordinary shares to foreign investors and (ii) we, our subsidiaries, and our VIEs are not required to obtain permission or approval relating to our Class A ordinary shares from the PRC authorities, including the CSRC or CAC, for our subsidiaries or VIEs’ operations, nor have we nor our subsidiaries or VIEs received any denial for our subsidiaries or VIEs’ operations with respect to this offering.

7. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comments, we revised our disclosure on pages 11 and 51 of Amended Registration Statement No. 3 to provide a clear description of how cash is transferred through our organization.

8. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

In response to the Staff’s comments, we revised the disclosure on pages 12 and 13 of Amended Registration Statement No. 3 to provide in tabular form condensed consolidating schedule as of the same dates and for the same periods for which audited consolidated financial statements are required.

9. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

In response to the Staff’s comments, we revised our disclosure on pages 6, 10, and 32 of Amended Registration Statement No. 3 to disclose that trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate our auditor, and that as a result an exchange may determine to delist our securities.

Risk Factors, page 11

10. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

In response to the Staff’s comments, we revised our disclosure on pages 9 and 28 of Amended Registration Statement No. 3 to acknowledge that if the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of our VIEs, and our Class A Ordinary Shares may decline in value or become worthless.

11. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, we revised our disclosure on pages 9 and 31 of Amended Registration Statement No. 3 to (i) highlight the risk that the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our Class A ordinary shares and (ii) acknowledge the risk that any action by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

12. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comments, we revised our disclosure on the prospectus cover page and pages 6, 9, and 32 of Amended Registration Statement No. 3 to explain how the greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, impacts our business and our offering and clarify that we believe we will not be subject to cybersecurity review by the Cyberspace Administration of China, based on our current understanding of the draft Measures for Cybersecurity Censorship.

Our PRC Affiliated Entities have not made adequate social insurance and housing fund contributions …, page 29

13. We note the risk factor that your PRC Affiliated Entities have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations. Please revise your risk factor to quantify the required social insurance and housing fund contributions that you have not made as of the latest date practicable and clarify whether these amounts have been accrued and recorded in your historical financial statements. If you have not accrued these amounts in your historical financial statements, please explain how you determined your expense recognition is appropriate and complies with US GAAP. In addition, please revise your risk factor to also quantify the amount or range of potential late fees and fines you may be subject to.

In response to the Staff’s comments, we revised our disclosure on page 34 of Amended Registration Statement No. 3 to (i) quantify the required social insurance and housing fund contributions that we have not made as of the latest date practicable and clarify that these amounts have not been accrued and recorded in our historical financial statements, (ii) explain that we determined that our expense recognition is appropriate and complies with US GAAP since, according to our PRC counsel, it is unlikely that our PRC subsidiary and our VIEs would be ordered to pay the overdue social insurance premiums or housing funds, and (iii) quantify the range of potential late fees and fines we may be subject to.

Financial Statements, page F-1

14. Please note the updating requirements of Item 8.A.5 of Form 20-F, as applicable.

The Company respectfully advises the Staff that it has noted the updating requirements of Item 8.A.5 of Form 20-F and plans to provide updated interim financial statements and related disclosures in registration statements to be filed after September 30, 2021.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Cheng Chen
Name:	Cheng Chen
Title:	Chief Executive Officer and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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